

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail
Kenneth E. Steben
Seneca Global Fund
c/o Steben & Company, Inc.
2099 Gaither Road, Ste. 200
Rockville, MD 20850

   Re: Seneca Global Fund, L.P.
     Registration Statement on Form S-1
     Filed June 21, 2011
     File No. 333-175052

Dear Mr. Steben:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the fund's investment objective is to seek appreciation of its assets over time through speculative trading of futures and over-the-counter contracts, including currency forwards. Please provide us with a detailed analysis as to how the fund will not be an investment company under the Investment Company Act and discuss, if applicable, any exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

2.   Please revise this section to include a discussion of your expenses related to the compensation of your general partner and the trading advisor. Highlight the changes in net asset value that resulted in the fees paid.

3.   Please revise this section to include a discussion of your experience with your redemption program. Disclose the number of request received, filled, and the average price at which you redeemed such units during the reported periods and discuss the effects such redemptions had on your liquidity and trading activities, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Erin E. Martin, Attorney-Advisor, at (202) 551-3391 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: James Biery, Esq.